United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports Under Sections 13 and

 15(d) of the Securities Exchange Act of 1934

Commission File Number  0-22372

                               Grand Toys International, Inc.
(Exact name of each registrant as specified in its charter)

1710 Route Transcanadienne,

Dorval, Quebec, Canada, H9P 1H7

(514) 685-2180

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.001 per share
(Title of each class of securities covered by this Form)

              None                                            ___
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)

[X]

Rule 12h-3(b)(1)(i)

[  ]

Rule 12g-4(a)(1)(ii)

[  ]

Rule 12h-3(b)(2)(ii)

[  ]

Rule 12g-4(a)(2)(i)

[  ]

Rule 12h-3(b)(2)(i)

[  ]

Rule 12g-4(a)(2)(ii)

[  ]

Rule 12h-3(b)(2)(ii)

[  ]

Rule 15d-6

[  ]

Approximate number of holders of record as of the certification or notice date:   1

Pursuant to the requirements of the Securities Exchange Act of 1934, Grand Toys International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 17, 2004

GRAND TOYS INTERNATIONAL, INC.

By:

/s/ Elliot L. Bier

Elliot L. Bier

President